UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Super Group (SGHC) Limited

On February 23, 2022, Super Group (SGHC) Limited (the “Company”) issued a press release announcing its full year 2021 preliminary financial results. The financial results included in the press release are preliminary, have not been audited and are subject to change upon completion of the Company’s audited financial statements for the year ended December 31, 2021. Additional information and disclosures would be required for a more complete understanding of the Company’s financial position and results of operations as of December 31, 2021. A copy the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: February 23, 2022	By:	/s/ Neal Menashe
	Name:	Neal Menashe
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated February 23, 2022